SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2004

PLACER DOME INC.

Suite 1600, 1055 Dunsmuir Street

P.O. Box 49330, Bentall Postal Station

Vancouver, British Columbia

Canada V7X 1P1

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

Form 40-F  ✓

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No   ✓

INCORPORATION BY REFERENCE

This report on Form 6-K is specifically incorporated by reference into the Registrant's registration statement on Form S-8 (Nos. 33-17334, 33-21938, 33-21942, 33-27797, 33-91180, 333-05430, 333-10278 and 333-10274) and on Form F-10 (Nos. 333-113870 and 333-120288), to the extent not superseded by documents or reports subsequently filed under the Securities Act of 1933 or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLACER DOME INC.

(Registrant)

By:   /s/ Geoffrey P. Gold

Geoffrey P. Gold

Vice-President, Associate General Counsel

and Assistant Secretary

Date:  November 30, 2004

PLACER DOME INC.

MATERIAL CHANGE REPORT

1.

Name and Address of Company

Placer Dome Inc.

Suite 1600-1055 Dunsmuir Street

Vancouver, British Columbia V7 X 1P1

2.

Date of Material Change

November 23, 2004

3.

Press Release

A news release was issued by Placer Dome Inc. through the facilities of Canada NewsWire Limited  (Canadian Disclosure Network), Vancouver and various other news dissemination facilities and publications on November 23, 2004.

4.

Summary of Material Change

On November 23, 2004, Placer Dome Inc. announced that it had completed a public offering of 21,275,000 common shares at a price of US$22.00 per common share, for net proceeds of US$451,668,250.

5.

Full Description of Material Change

On November 23, 2004, Placer Dome Inc. announced that it had completed a public offering of 21,275,000 common shares at a price of US$22.00 per common share, for net proceeds of US$451,668,250.

As previously announced, the net proceeds of the offering will be used for general corporate purposes, which may include funding of new project development and other capital expenditures.

CIBC World Markets Inc. and Scotia Capital Inc. acted as lead managers for the offering.  The other underwriters were Deutsche Bank Securities Limited. HSBC Securities (Canada) Inc., Merrill Lynch Canada Inc., UBS Securities Canada Inc., BMO Nesbitt Burns Inc., GMP Securities Ltd., National Bank Financial Inc. and Salman Partners Inc.

6.

Confidentiality

Placer Dome Inc. is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

7.

Omitted Information

There is no omitted information.

8.

Executive Officer

J. Donald Rose

Executive Vice-President, Secretary and General Counsel

Telephone: (604)682-7082

Fax: (604) 661-3703

9.

Date of Report

November 29, 2004

Placer Dome Inc.

(signed) Geoffrey P. Gold

_____________________

Geoffrey P. Gold

Vice-President, Assistant Secretary

and Associate General Counsel